UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 001-11917

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
Farm Bureau 401(k) Savings Plan

B.	Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

FBL Financial Group, Inc.
5400 University Avenue
West Des Moines, Iowa 50266

Financial Statements and Supplemental Schedule Farm Bureau 401(k) Savings Plan Years Ended December 31, 2012 and 2011 With Report of Independent Registered Public Accounting Firm

Farm Bureau 401(k) Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm
The Board of Directors
FBL Financial Group, Inc.
We have audited the accompanying statements of net assets available for benefits of the Farm Bureau 401(k) Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Farm Bureau 401(k) Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years ended December 31, 2012 and 2011, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP

June 19, 2013
Des Moines, Iowa

Farm Bureau 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2012	2011
Assets
Cash	$126,611	$—
Investments at fair value:
Mutual funds	109,153,928	94,632,284
Common collective trust	9,895,036	9,470,986
Pooled investment trust	23,064,860	29,180,787
Group flexible premium deferred annuity	34,358,395	32,030,419
Total investments	176,472,219	165,314,476

Receivables:
Employer contributions	124,356	120,211
Participant contributions	191	9,108
Notes receivable from participants	4,093,771	4,107,397
Accrued investment income	142,290	147,259
Total receivables	4,360,608	4,383,975

Total assets	180,959,438	169,698,451

Liabilities
Amounts payable for pending investment trades	119,784	—
Net assets available for benefits	$180,839,654	$169,698,451

See accompanying notes.

Farm Bureau 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2012	2011
Additions:
Investment income:
Interest	$981,198	$1,059,281
Dividends	2,141,049	1,787,832
Net unrealized and realized gains on investments	12,148,472	569,368
	15,270,719	3,416,481

Interest income on notes receivable from participants	136,199	143,732

Contributions:
Participants	9,425,787	10,020,999
Employer	4,345,438	4,566,756
Rollovers from other plans	403,386	469,404
Total additions	29,581,529	18,617,372

Deductions:
Benefits paid to participants	18,288,805	9,916,076
Administrative expenses	151,521	20,453
Total deductions	18,440,326	9,936,529
Net additions	11,141,203	8,680,843

Net assets available for benefits at beginning of year	169,698,451	161,017,608
Net assets available for benefits at end of year	$180,839,654	$169,698,451

See accompanying notes.

Farm Bureau 401(k) Savings Plan

Notes to Financial Statements

December 31, 2012

1. Description of the Plan

Farm Bureau 401(k) Savings Plan (the Plan) is a defined contribution plan which is designed to provide retirement benefits. The Plan covers substantially all employees of the Iowa Farm Bureau Federation and affiliated companies, including FBL Financial Group, Inc. (FBL) and Farm Bureau Property & Casualty Insurance Company, as well as several unaffiliated organizations; the Arizona Farm Bureau Federation, the New Mexico Farm and Livestock Bureau, the Minnesota Farm Bureau Federation, the South Dakota Farm Bureau Federation, the Utah Farm Bureau Federation, the Kansas Farm Bureau and its affiliated company, and the Nebraska Farm Bureau Federation and its affiliated company (collectively, the Companies). Participants may contribute a portion of their compensation, pretax, to the Plan. The maximum amount contributed is determined by each participating company, currently set at 50% for all of the Companies, and additional limits are imposed by the Internal Revenue Service (IRS). Certain participating companies match employee contributions up to 5% of eligible compensation. Certain participating companies make non-elective contributions from 5% to 15% of eligible compensation. Beginning in 2013, two participating employers implemented Plan changes whereby a certain group of participants will be matched on employee contributions up to 6% of eligible compensation and will receive a discretionary company contribution of 2.75% up to 5.75% of eligible compensation depending on the participant's combination of age plus years of service. All employee contributions are immediately vested. Employer contributions vesting and eligibility requirements vary by Company. See the summary plan descriptions for specific details.

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The $50,000 limit is reduced by the participant's highest outstanding loan balance during the preceding 12-month period. Loan terms cannot exceed a 5-year repayment period. A participant may not have more than three loans outstanding at any point in time. A one-time set up fee of $50 is charged for each loan requested. The loans bear a commercially reasonable rate of interest, which the Employer has determined to be the prime rate as determined by the Plan's trustee or affiliate. Principal and interest is paid ratably through payroll deductions. At employment termination, the loan would be fully due and payable within 90 days unless a distribution is taken within 90 days (in which case it is offset from the distribution). If the loan is not repaid, the loan will be treated as a distribution subject to taxation and the 10% federal excise tax penalty applying to those individuals under age 55. In the event of loan default, the plan participant is given 90 days to reinstate the payment schedule. This 90-day grace period shall not extend beyond the original maturity date of the loan. If the loan is not repaid, it will automatically be treated as a distribution to the participant after 90 days.

On termination of service, the participant may elect to receive either a lump-sum amount equal to the value of the account or equal installment payments over a period of time not to exceed the life expectancy of the participant. In the event the participant's vested balance at termination is $5,000 or less, the balance will be distributed in a lump sum. The participant may elect to receive the distribution directly or to have the amount paid directly to an eligible retirement plan. If such an election is not made by the participant and the participant's balance is $1,000 or less, then the amount will be distributed directly to the participant. If such an election is not made by the participant and the participant's balance is greater than $1,000 but does not

Farm Bureau 401(k) Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

exceed $5,000, then the amount will be distributed in a direct rollover to an individual retirement plan designated by the plan administrator. Balances in excess of $5,000 will remain in the Plan until the participant provides a distribution election.

Wells Fargo Bank N.A. is the Plan's trustee and provides record keeping services to the Plan.
Although they have not expressed intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
The foregoing description of the Plan provides only general information. A more complete description of the Plan's provisions may be obtained from the plan administrator.

2. Significant Accounting Policies

Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Notes 3 and 4 for further discussion of Plan investments and fair value methodologies. Investment income is recorded when earned.

Farm Bureau 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Notes Receivable From Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned.

Payment of Benefits
Benefits are recorded when paid.

3. Investments
Contributions are invested in unaffiliated mutual funds, a common collective trust, a group flexible premium deferred annuity offered by Farm Bureau Life Insurance Company, a wholly-owned subsidiary of FBL, and a pooled investment trust which invests primarily in the common stock of FBL. All investments are considered participant directed, as participants may select the investments in which to invest their contributions. The mutual funds invest primarily in common stocks, fixed income, high-quality corporate bonds, debt securities of the U.S. government, and short-term money market instruments. Participants who elect to purchase units in the pooled investment trust do so at the market price of the units when the trade is executed.
The group flexible premium deferred annuity contract (the "group annuity") is a fully benefit-responsive investment contract issued by Farm Bureau Life Insurance Company. The group annuity has no set maturity date and is backed by the full faith and credit of the insurance company. The group annuity is carried at contract value, which approximates fair value. The contract value of the group flexible premium deferred annuity represents contributions plus interest credited at a rate determined by the issuer, less participant withdrawals and administrative expenses. The minimum crediting rate under the contract is 3.0%. Interest crediting rates are reviewed and determined by the insurance company. The average yield credited to participants with investments in this contract was 3.00% during 2012 and 3.66% during 2011.

During 2012 and 2011, the Plan's investments (including investments purchased, sold, and held during the year) appreciated (depreciated) in fair value as follows:

	Year Ended December 31
	2012	2011

Mutual funds	$10,287,494	$(4,028,737)
Common collective trust	1,576,116	(314,985)
Pooled investment trust	284,862	4,913,090
	$12,148,472	$569,368

Farm Bureau 401(k) Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)
The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

	December 31
	2012	2011
Group flexible premium deferred annuity	$34,358,395	$32,030,419
FBL Financial Group, Inc. common stock(a)	23,064,860	29,180,787
Federated Capital Appreciation I	14,319,321	15,265,954
Wells Fargo S&P MidCap Index N35	9,895,036	9,470,986
MainStay Large Cap Growth I	9,863,401	8,965,482
American Funds EuroPacific Gr R6	9,092,510	(b)
American Century Small Cap Value I	(b)	8,617,748

a.	The FBL Financial Group, Inc. common stock is owned indirectly through an investment in a pooled investment trust.

b.	Investment is less than 5%.

4. Fair Value Measurements
GAAP defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. Fair value is based on an exit price, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP also establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of instrument and the characteristics specific to the instrument. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are described below:

Level 1:	Fair values are based on unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:	Fair values are based on inputs, other than quoted prices from active markets, that are observable for the asset or liability, either directly or indirectly.

Level 3:	Fair values are based on significant unobservable inputs for the asset or liability.
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Farm Bureau 401(k) Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.
Mutual funds: Valued at quoted prices in an active market which represent NAV of shares held by the plan.
Common collective trust: Valued based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.
Pooled investment trust: Value based on the latest quoted market price of the investments (principally common stock of FBL Financial Group, Inc.) held within the fund.
Group flexible premium deferred annuity: This is considered a fully benefit-responsive contract and is carried at fair value. The contract value of this contract is equivalent to its fair market value as the interest-crediting rate is periodically reset to market at the discretion of the issuer, thus no adjustment required.
The following table sets forth by level, within the fair value hierarchy, the Plan's assets carried at fair value as of December 31, 2012 and 2011.

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. equity funds	$50,765,516	$—	$—	$50,765,516
International equity funds	18,196,905	—	—	18,196,905
Fixed income funds	15,004,472	—	—	15,004,472
Target date retirement funds	19,755,390	—	—	19,755,390
U.S. real estate fund	2,463,394	—	—	2,463,394
Principal preservation	2,968,251	—	—	2,968,251
Total mutual funds	109,153,928	—	—	109,153,928

Common collective trust (a)	—	9,895,036	—	9,895,036
Pooled investment trust	—	23,064,860	—	23,064,860
Group flexible premium deferred annuity	—	—	34,358,395	34,358,395
Total assets at fair value	$109,153,928	$32,959,896	$34,358,395	$176,472,219

Farm Bureau 401(k) Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. equity funds	$55,399,797	$—	$—	$55,399,797
International equity funds	10,340,229	—	—	10,340,229
Fixed income funds	12,656,689	—	—	12,656,689
Target date retirement funds	12,439,449	—	—	12,439,449
U.S. real estate fund	1,765,357	—	—	1,765,357
Principal preservation	2,030,763	—	—	2,030,763
Total mutual funds	94,632,284	—	—	94,632,284

Common collective trust (a)	—	9,470,986	—	9,470,986
Pooled investment trust	—	29,180,787	—	29,180,787
Group flexible premium deferred annuity	—	—	32,030,419	32,030,419
Total assets at fair value	$94,632,284	$38,651,773	$32,030,419	$165,314,476

a.
Common collective funds are unregistered bank investment products that commingle the assets of multiple fiduciary clients to invest in a diversified portfolio of stocks, bonds, or other securities. Collective funds are available only to retirement, pension, profit sharing, stock bonus and certain other employee benefits trusts, which are exempt from Federal income tax, and for which Wells Fargo acts as a fiduciary. They are primarily regulated by the Office of the Comptroller of the Currency (OCC). This category includes a fund designed to provide collective investment and reinvestment in common stocks in substantially the same percentages as the S&P MidCap 400 Index with the objective of approximating before fees and expenses the total return of the S&P MidCap 400 Index. There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the net asset value per share.

Farm Bureau 401(k) Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)
Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the years ended December 31, 2012 and 2011.

	Group Flexible Premium Deferred Annuity
	Year Ended December 31,
	2012	2011

Balance, beginning of year	$32,030,419	$25,056,133
Purchases	16,509,611	21,074,027
Sales	(14,181,635)	(14,099,741)
Balance, end of year	$34,358,395	$32,030,419

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated April 24, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan had recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.
6. Administrative and Operating Expenses

Beginning in 2012, the Plan's administrative expenses will be assessed on each participant's account balance by applying an annual percentage rate of 0.16%. Prior to 2012, the Company paid substantially all administrative and operating expenses of the Plan.

Supplemental Schedule

Farm Bureau 401(k) Savings Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

E.I.N. 42-0331840 Plan #004

December 31, 2012

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost (1)	Current Value

	Mutual funds, at fair value:
American Century Investments	American Century Small Cap Value I		$8,654,242
American Funds	American Funds EuroPacific Gr R6		9,092,510
Federated Funds	Federated Global Allocation I		6,333,520
Federated Funds	Federated Bond I		5,287,909
Federated Funds	Federated Capital Appreciation I		14,319,321
Federated Funds	Federated Total Return Bond I		8,673,426
Loomis Sayles	Loomis Sayles Small Cap Growth I		6,707,052
JPMorgan	JP Morgan High Yield R5		1,043,136
MainStay	MainStay Large Cap Growth I		9,863,401
MFS	MFS Value R4		6,307,972
T. Rowe Price	T. Rowe Price Emerging Markets Stock		2,770,876
Vanguard	Vanguard 500 Index Signal		4,913,528
Vanguard	Vanguard REIT Index Signal		2,463,394
Wells Fargo Bank, N.A. (2)	Wells Fargo Adv. DJ Target Today I		288,664
Wells Fargo Bank, N.A. (2)	Wells Fargo Adv. DJ Target 2010 I		1,105,081
Wells Fargo Bank, N.A. (2)	Wells Fargo Adv. DJ Target 2015 I		1,598,753
Wells Fargo Bank, N.A. (2)	Wells Fargo Adv. DJ Target 2020 I		3,232,740
Wells Fargo Bank, N.A. (2)	Wells Fargo Adv. DJ Target 2025 I		1,805,362
Wells Fargo Bank, N.A. (2)	Wells Fargo Adv. DJ Target 2030 I		4,488,362
Wells Fargo Bank, N.A. (2)	Wells Fargo Adv. DJ Target 2035 I		1,284,084
Wells Fargo Bank, N.A. (2)	Wells Fargo Adv. DJ Target 2040 I		2,976,994
Wells Fargo Bank, N.A. (2)	Wells Fargo Adv. DJ Target 2045 I		1,210,042
Wells Fargo Bank, N.A. (2)	Wells Fargo Adv. DJ Target 2050 I		1,701,148
Wells Fargo Bank, N.A. (2)	Wells Fargo Adv. DJ Target 2055 I		64,160
Wells Fargo Bank, N.A. (2)	Wells Fargo Adv. Treasury Plus Money Market I		2,968,251
			109,153,928
	Common collective and Pooled investment trusts, at fair value:
Wells Fargo Bank, N.A. (2)	Wells Fargo S&P MidCap Index N35		9,895,036
FBL Financial Group, Inc. (2)	FBL Financial Group, Inc., common stock		23,064,860
			32,959,896
Farm Bureau Life Insurance Company (2)	Group flexible premium deferred annuity, at fair value		34,358,395
			176,472,219
Loans to participants	Varying maturity dates with interest rates ranging from 3.25% - 7.25%, due through December 2016		4,093,771
Total investments and loans to participants			$180,565,990

(1)	Cost information is only required for non-participant-directed investments.

(2)	The issuer is considered a party in interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 19, 2013

FARM BUREAU 401(k) SAVINGS PLAN

By:    Iowa Farm Bureau Federation
(Administrator of the Plan)

By:     /s/Craig D. Hill
Craig D. Hill
President

By:    /s/Dennis J. Presnall
Dennis J. Presnall
Secretary and Treasurer